FRANKLIN TEMPLETON INVESTMENTS

ONE FRANKLIN PARKWAY

SAN MATEO, CA  94403-1906

March 4, 2016

Filed via EDGAR

Ms. Karen Rossotto, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Subject:            Franklin Floating Rate Master Trust (the “Registrant”)

                        (File No. 811-09869)

Dear Ms. Rossotto:

On behalf of the above-referenced Registrant, submitted herewith under the EDGAR system are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided via telephone to Amy C. Fitzsimmons, Esq. on December 23, 2015 with regard to Amendment No. 23 to the Registrant’s Registration Statement on Form N-1A, filed with the Commission on November 4, 2015 (the “Amendment”) under the Investment Company Act of 1940 (the “1940 Act”) to register two new series of the Registrant, the Franklin Middle Tier Floating Rate Fund and the Franklin Lower Tier Floating Rate Fund (each, a “Fund” and together, the “Funds”).

Each Fund is a series of the Registrant, an open-end management investment company registered under the 1940 Act.  Each Fund offers its shares for sale on a continuous basis and currently offers its shares only to other Franklin Templeton Investments funds.  The Funds’ shares are not registered under the Securities Act of 1933 (the “1933 Act”).  Each comment from the Staff is summarized below, followed by the Registrant’s response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Amendment.

1.         Comment:  Under Item 9, please disclose that the 80% policy includes any borrowings for investment purposes in accordance with Rule 35d-1 of the 1940 Act.

Response:  The following language is currently set forth in the Funds’ Part B under “Non-Fundamental Investment Policies:” “[u]nder normal market conditions, the Fund normally invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in income-producing floating interest rate corporate loans and corporate debt securities made to or issued by U.S. companies, non-U.S. entities and U.S. subsidiaries of non-U.S. entities” (emphasis added).  Because the Funds do not engage in borrowing for investment purposes, we do not believe that disclosure in the Part A of the impact of borrowings on the 80% policy is needed or appropriate at this time.

2.         Comment:  If the Funds have exposure to emerging markets, please include strategy and risk disclosure in the Funds’ Part A.

U.S. Securities and Exchange Commission

March 4, 2016

Response:  The Funds do not intend to invest in developing or emerging markets as a principal investment strategy and therefore have not included such disclosure in the Part A.

3.         Comment:  The use of the terms “Fund” and “Funds” appears to be inconsistent throughout the Part A.  Please clarify which investment strategies and risks are applicable to which Fund.

Response:  The Funds’ investment strategies and risks are substantially similar, except with respect to the credit quality of each Fund’s investments as described in the third and fourth paragraphs under “Item 9 - Principal Investment Strategies.”  However, the disclosure will be clarified as requested the next time the Funds’ offering circular is refiled in its entirety.

4.         Comment:  Please supplementally confirm that the derivatives used by each Fund will be calculated using each derivative instrument’s market value for purposes of determining compliance with the Fund’s 80% policy, as required under Rule 35d-1 under the 1940 Act.

Response:  For purposes of the 80% test, the values of the derivatives in which each Fund will invest will be calculated in the same way that the values of derivatives are calculated when calculating the Fund’s net asset value.  Derivative instruments are valued at market value (not notional value) and may be fair valued, for purposes of calculating a Fund’s net asset value.

5.         Comment:  To the extent that the Funds will sell or write credit default swaps, please confirm that they will cover the full notional value of such swaps.

Response:  To the extent that a Fund sells or writes credit default swaps, the Fund currently intends to cover the full notional value of such swaps.

6.         Comment:  In Item 9, under the heading “Risks Related to Principal Investment Strategies – Extension,” with respect to the phrase in the first sentence that references asset-backed and mortgage-backed securities, please either include a principal investment strategy and additional risks regarding the Funds’ investments in such instruments or delete the reference.

Response:  The reference will be deleted.

7.         Comment:  With respect to the Funds’ fundamental investment restriction on lending, please provide an explanation on why the Registrant believes “direct corporate loans” should be an exception to the 33 1/3% limitation.

Response:  Each Fund’s fundamental investment restriction regarding making loans recites the Fund’s policy with respect to making loans to other persons, as required by Section 8(b)(1) of the 1940 Act, and excepts from that restriction engaging “in direct corporate loans in accordance with [a Fund’s] investment goals and policies,” as well as the purchase of debt securities, other debt instruments and loan participations.  In general, “direct corporate loans” or direct investments in corporate loans are investments in new corporate loans where a fund may invest as an initial investor and have a direct contractual relationship with the borrower (as opposed to a participation interest where the fund’s sole contractual relationship is with the seller of the interest).  Purchasing a loan or an interest in a loan in this fashion would allow a fund to avoid the credit risk of the agent bank or other intermediary.  The Registrant does not believe that a limitation on the purchase of direct corporate loans (or the purchase of any of the other loan instruments excepted from the restriction) is required by the 1940 Act.  In this regard, as noted above, Section 8(b)(1) of the 1940 Act requires that each Fund include a recital of the policy in respect to making loans, but there is no requirement that loans are limited or prohibited.

U.S. Securities and Exchange Commission

March 4, 2016

8.         Comment:  With respect to the Funds’ fundamental investment restriction on concentration, please note that to the extent that a Fund is invested in underlying funds, the Commission takes the position that the Fund should look through to the holdings of the underlying funds to monitor its industry concentration policy.  Accordingly, when a Fund determines its underlying concentration, please confirm that it will look through affiliated funds and will not ignore information about unaffiliated funds.

Response:  To the extent that the Funds invest in underlying funds, the Funds confirm that they will take into account the holdings of the affiliated underlying funds in which they invest and will not ignore information about unaffiliated underlying funds.

9.         Comment:  Please provide a description of the Funds’ limit on illiquid securities in the beginning of the SAI or add an internal reference to the section in which the limit is contained.

Response:  The Funds’ limitation on illiquid securities is already referenced in the beginning of the Part B under the heading “Goals, Strategies and Risks – Non-Fundamental Investment Policies.”

10.       Comment:  Please state whether the Registrant’s Board of Trustees considers any of the Funds’ bank loans to be illiquid securities.

Response:  The Funds treat bank loans as liquid or illiquid based on the policies and procedures adopted by the Registrant’s Board of Trustees, which do not require bank loans to be deemed per se illiquid; rather, they call for consideration of various factors in making a liquidity determination.  As stated in the Funds’ Part B under the heading “Corporate Loans, Assignments and Participations – Liquidity of corporate loans,” corporate loans, loan participations and assignments of corporate loans are generally deemed to be liquid. To the extent such investments are deemed to be liquid, they will not be subject to a Fund’s restrictions on investments in illiquid securities. Generally, a liquid market with institutional buyers exists for such interests.

11.       Comment:  Please confirm whether the Funds are permitted to invest in collateralized loan obligations (“CLOs”) in excess of their 15% limit on illiquid securities.

Response:  The Funds will not invest in CLOs in excess of their 15% limit on illiquid securities because each Fund is only permitted to invest up to 5% of its assets in collateralized debt obligations (“CDOs”), of which CLOs are a sub-set.  In addition, not all CDOs will be treated as illiquid.  For example, CDOs may trade in an active market pursuant to Rule 144A under the 1933 Act and may be characterized by a Fund as liquid.

12.       Comment:  With respect to the section “Policies and Procedures Regarding the Release of Portfolio Holdings,” please add disclosure to fulfill the requirements of Form N-1A, Items 16(f)(1)(vi) and (vii) to describe how conflicts are resolved and the manner in which the Registrant’s Board of Trustees exercises oversight of disclosure of the Funds’ portfolio securities.

Response:  The Registrant believes that the policies summarized in the section of the Part B titled “Policies and Procedures Regarding the Release of Portfolio Holdings” adequately addresses the requirements of Form N-1A, Items 16(f)(1)(vi) and (vii).

U.S. Securities and Exchange Commission

March 4, 2016

Please do not hesitate to contact Amy Fitzsimmons at (215) 564-8711 or Kristin Ives at (215) 564-8037 if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/KAREN L. SKIDMORE

Karen L. Skidmore

Vice President